UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Sculptor Capital Management, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

811246107

(CUSIP Number)

Robert Scott Shafir

150 Charles Street

New York, NY 10014

(201) 390-9415

(Name, address and telephone number of person authorized to receive notices and communications)

August 20, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Scott Shafir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,124,396
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,124,396
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (1)
14	TYPE OF REPORTING PERSON IN

1	Based on 25,216,458 shares of Class A Common Stock outstanding as of August 5, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021 filed with the Securities and Exchange Commission on August 5, 2021 (the “Quarterly Report”).

ITEM 1	SECURITY AND ISSUER

This Amendment No. 2 on Schedule 13D (this “Schedule 13D”) relates to the Class A Shares of Sculptor Capital Management Inc., a Delaware corporation (the “Issuer” or the “Company”), representing Class A common stock, par value $0.01 per share, of the Issuer (the “Class A Shares”).

ITEM 2	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Robert Scott Shafir, who is sometimes referred to herein as the “Reporting Person”. The principal address of the Reporting Person is 150 Charles Street New York, NY 10014. As previously disclosed by the Issuer, on April 1, 2021, Mr. Shafir ceased to be the Chief Executive Officer of the Issuer and also resigned from the Company’s board of directors.

The reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or find any violation with respect to such laws.

The Reporting Person is a United States citizen.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Class A Shares covered by this Schedule 13D were acquired by the Reporting Person at various times between February 2019 and April 2021. The Class A Shares were acquired by the Reporting Person as part of the Reporting Person’s compensation from the Operating Partnerships (as defined below).

Upon the Reporting Person’s resignation as Chief Executive Officer and director of the Issuer on April 1, 2021, 777,820 Class A Restricted Share Units (“RSU”) vested and were paid by the Issuer to the Reporting Person as 777,820 Class A Shares.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person beneficially owns 2,124,396 Class A Shares, representing approximately 8.4% of the Issuer’s outstanding Class A Shares. The Reporting Person holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of all Class A Shares included in this Schedule 13D.

Robert Shafir - SCU

Transaction Date	Activity	Quantity	Price($)
08/20/2021	Sold	1,902.000	26.2979
08/20/2021	Sold	6,453.000	26.3064
08/19/2021	Sold	1,991.000	25.7447
08/19/2021	Sold	6,919.000	25.7660
08/18/2021	Sold	8,988.000	26.5814
08/18/2021	Sold	2,500.000	26.6002
08/17/2021	Sold	10,931.000	27.1207
08/17/2021	Sold	3,150.000	27.1334
08/16/2021	Sold	2,734.000	27.3241
08/16/2021	Sold	9,373.000	27.3328
08/13/2021	Sold	12,842.000	28.1709
08/13/2021	Sold	3,681.000	28.1776
08/12/2021	Sold	14,566.000	27.7780
08/12/2021	Sold	4,253.000	27.7885
08/11/2021	Sold	18,001.000	26.9502
08/11/2021	Sold	5,210.000	26.9503
08/10/2021	Sold	5,309.000	26.0829
08/10/2021	Sold	18,445.000	26.0891
08/09/2021	Sold	19,006.000	25.0604
08/09/2021	Sold	3,965.000	25.1574
08/06/2021	Sold	16,088.000	24.8653
08/06/2021	Sold	1,700.000	25.0182
08/05/2021	Sold	12,267.000	24.0578
08/04/2021	Sold	6,549.000	24.2370
08/03/2021	Sold	7,204.000	24.1055
08/02/2021	Sold	7,312.000	23.3305
07/30/2021	Sold	4,440.000	23.2599
07/29/2021	Sold	5,241.000	23.8711
07/28/2021	Sold	4,046.000	22.9609
07/27/2021	Sold	5,877.000	22.8809
07/26/2021	Sold	2,800.000	23.0894
07/23/2021	Sold	3,083.000	22.9418
07/22/2021	Sold	4,913.000	22.8369
07/21/2021	Sold	5,852.000	23.1132
07/20/2021	Sold	7,536.000	22.7586
07/19/2021	Sold	5,655.000	22.2623
		260,782.000

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2021

/s/ Robert Scott Shafir Robert Scott Shafir